Exhibit 3.12

CERTIFICATE OF DECREASE OF THE NUMBER OF SHARES
OF CLASS A-1 CONVERTIBLE PREFERRED STOCK, CLASS A-2 CONVERTIBLE PREFERRED STOCK AND CLASS A-3 CONVERTIBLE PREFERRED STOCK OF REGULUS THERAPEUTICS INC.

(Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware)

The Certificate of Incorporation, as amended to date, of Regulus Therapeutics Inc., a Delaware corporation (the “Corporation”), authorizes 310,000,000 shares of capital stock, which consists of 300,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock, par value $0.001 per share.
Of the authorized Preferred Stock: (i) 2,499,319 shares were previously designated as Class A-1 Convertible Preferred Stock, (ii) 3,288,390 shares were previously designated as Class A-2 Convertible Preferred Stock, (iii) 272,970 shares were previously designated as Class A-3 Convertible Preferred Stock, (iv) 3,725,720 shares were previously designated as Class A-4 Convertible Preferred Stock, and (v) 140,827 shares were previously designated as Class A-5 Convertible Preferred (collectively, the “Class A Preferred Stock”).
Pursuant to the Certificates of Designation of Preferences, Rights and Limitations of each of the Class A Preferred Stock, upon the conversion of any such Class A Preferred Stock, such shares shall resume the status of authorized but unissued shares of Preferred Stock and shall no longer be designated as such Class A Preferred Stock.
The Corporation, pursuant to authority conferred on the Board of Directors of the Corporation by its Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, certifies that the Board of Directors of the Corporation, at a meeting thereof duly called and held on March 4, 2024, at which a quorum was present and acting throughout, duly adopted the following resolution:
“RESOLVED: That pursuant to the authority expressly granted and vested in the Board of Directors of the Corporation in accordance with the provisions of its Certificate of Incorporation:
•the number of shares of Preferred Stock of the Corporation designated as Class A-1 Preferred Stock is reduced from 2,499,319 shares to 256,700 shares in accordance with Section 8(g) of the Certificate of Designation of Preferences, Rights and Limitations of Class A-1 Preferred Stock;
•the number of shares of Preferred Stock of the Corporation designated as Class A-2 Preferred Stock is reduced from 3,288,390 shares to 1,330,832 shares in accordance with Section 8(g) of the Certificate of Designation of Preferences, Rights and Limitations of Class A-2 Preferred Stock; and

•the number of shares of Preferred Stock of the Corporation designated as Class A-3 Preferred Stock is reduced from 272,970 shares to 258,707 shares in accordance with Section 8(g) of the Certificate of Designation of Preferences, Rights and Limitations of Class A-3 Preferred Stock;
with the result that the Corporation shall have 4,287,214 shares of Preferred Stock, $0.001 par value per share, that are authorized but unissued and which are set aside for designation from time to time by the Board of Directors of the Corporation in accordance with the provisions of the General Corporation Law of the State of Delaware, that the officers of the Corporation are authorized and directed in the name and on behalf of the Corporation to execute and file a Certificate of Decrease with the Secretary of State of the State of Delaware and to take any and all other actions deemed necessary or appropriate to effectuate this resolution.”

IN WITNESS WHEREOF, Regulus Therapeutics Inc. has caused this Certificate of Decrease to be executed by its duly authorized officer this 14th day of March, 2024.

By: _/s/ Chris Aker_________________________
Name: Chris Aker
Title: SVP, General Counsel and Secretary

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